Inergy, L.P.

Inergy Holdings, L.P.

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

June 17, 2009

VIA EDGAR AND OVERNIGHT MAIL

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549-3561

Re:	Inergy, L.P., and co-registrants
Correspondence Submitted May 8, 2009 Regarding
Registration Statement on Form S-3
Filed March 17, 2009
File No. 333-158066
Amendment No. 2 to Registration Statement on Form S-3
Filed May 18, 2009
File No. 333-131742
Form 10-K for Year Ended September 30, 2008
Filed December 1, 2008
Form 10-Q for the Period Ended March 31, 2009
Filed May 7, 2009
File No. 0-32453

Inergy Holdings, L.P.
Form 10-K for Year Ended September 30, 2008
Filed December 1, 2008
Form 10-Q for the Period Ended March 31, 2009
Filed May 7, 2009
File No. 0-51304

Dear Mr. Owings:

Set forth below are the responses of Inergy, L.P., a Delaware limited partnership (“Inergy”), and Inergy Holdings, L.P., a Delaware limited partnership (“Inergy Holdings”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 3, 2009, with respect to: (a) Inergy’s (1) Registration Statement on Form S-3, filed with the Commission on March 17, 2009, File No. 333-158066 (the “Registration Statement”), (2) Amendment No. 2 to Registration Statement on Form S-3, filed with the Commission on May 18, 2009, File No. 333-131742

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June 17, 2009

(“Amendment No. 2”), (3) Form 10-K for the year ended September 30, 2008, filed with the Commission on December 1, 2008 (the “2008 Form 10-K”) and (4) Form 10-Q for the period ended March 31, 2009, filed with the Commission on May 7, 2009, File No. 0-32453; and (b) Inergy Holdings’ (1) Form 10-K for the year ended September 30, 2008, filed with the Commission on December 1, 2008 and (2) Form 10-Q for the period ended March 31, 2009, filed with the Commission on May 7, 2009, File No. 0-51304.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Inergy, L.P.

Amendment No. 2 to Form S-3 – File No. 333-131742

1.	We note your response to comment one in our letter dated April 16, 2009 and we note that you filed Amendment No. 2 to your registration statement on Form S-3, with the File No. 333-131742, on May 18, 2009. As we stated in the two oral comments we issued to you previously on February 17, 2006 and August 14, 2006 regarding this registration statement, as amended, please revise the offering to a primary offering in which Inergy Holdings, L.P. is acting as an underwriter. See Question 212.15 of the Securities Act Rules section in our Compliance & Disclosure Interpretations (updated April 24, 2009).

Response: Inergy respectfully acknowledges the Staff’s comment and will revise the registration statement accordingly.

Form S-3 – File No. 333-158066

2.	We note your response to comment two in our letter dated April 16, 2009. In that response, you state that, upon your board’s approval, you intend to merge Farm & Home Retail Oil Company, LLC, a Pennsylvania subsidiary, into Inergy Propane, LLC, a Delaware limited liability company, with Inergy Propane being the sole surviving entity. Therefore, we presume that Farm & Home Retail Oil Company is no longer a co-registrant in this registration statement, so please revise your registration statement to remove Farm & Home Retail Oil Company as a co-registrant.

Response: Inergy respectfully acknowledges the Staff’s comment and will revise the registration statement accordingly.

Form 10-K for the Year Ended September 30, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and . . . . page 38

3.

We note your response to comment five in our letter dated April 16, 2009. In the last sentence of the third paragraph after the heading “Significant Economic Factors for Our Midstream Operations” in your response, you state that you have

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June 17, 2009

committed to capital expansion projects at your Thomas Corners natural gas storage development and your Finger Lakes LPG storage expansion. In future filings, please discuss these projects and their development in greater detail.

Response: Inergy respectfully acknowledges the Staff’s comment and will include such disclosure in future filings with the Commission.

Also, we note your response to the last bullet point of this comment in our letter dated April 16, 2009. In that response, you state that you will include your new, proposed disclosure in your annual report on Form 10-K for the year ended September 30, 2009. Further, please confirm for us that you will include any new, proposed disclosure that is applicable to a quarterly report in your quarterly report on Form 10-Q for the period ended June 30, 2009 as well. We note that you have not included the proposed disclosure you discuss in response to the last bullet point of our comment in your quarterly report on Form 10-Q for the period ended March 31, 2009.

Response: Inergy respectfully acknowledges the Staff’s comment and confirms that it will include any new, proposed disclosure that is applicable to a quarterly report in its quarterly report on Form 10-Q for the period ended June 30, 2009.

Long-Term Incentives Plan [sic], page 69

4.	We note your response to comment 13 in our letter dated April 16, 2009. However, it is unclear why you have located the sections entitled “Inergy Long Term Incentive Plan” and “Inergy Holdings Long Term Incentive Plan” after the Summary Compensation Table, which is outside of your Compensation Discussion and Analysis section, and not under the discussion in the section entitled “Long-Term Incentive Plans” beginning on page 69. Please tell us your reasoning or revise in future filings.

Response: Inergy respectfully acknowledges the Staff’s comment and will revise the disclosure in future filings with the Commission.

Related Party Transactions, page 81

5.	We note your response to comment 15 in our letter dated April 16, 2009. Also, please disclose whether the terms in your lease agreement with United Leasing, Inc. were comparable to terms you could have obtained from an unaffiliated third party.

Response: Inergy respectfully acknowledges the Staff’s comment and confirms that it believes that the terms of the lease agreement with United Leasing, Inc. were comparable to terms that could have been negotiated with an unaffiliated third party. Note that this lease was terminated during 2008.

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June 17, 2009

Financial Statements, page 89

6.	We note that you have filed various registration statements that incorporate by reference the financial statements in this Form 10-K for the fiscal year ended September 30, 2008 and the subsequent Forms 10-Q. For those registration statements filed after October 1, 2008, your adoption date for FSP FIN 39-1 that is applied retrospectively to your financial statements, we assume you would need to file a Form 8-K or otherwise provide your investors with audited restated financial statements consistent with Item 11(b)(ii) of Form S-3. Please tell us where you have provided these audited restated financial statements, or tell us why you do not believe this disclosure is required.

Response: Item 11(b)(ii) of Form S-3 requires restated financial statements to be included in the prospectus or incorporated by reference when there has been a change in accounting principle that requires a material retroactive restatement of financial statements. Based on our evaluation, we do not believe that a material retroactive restatement of financial statements is required by our change in accounting principle.

The impact of FSP FIN 39-1 on the September 30, 2007 and 2008 balance sheets is immaterial as reflected in the following:

	Impact on 2007	Impact on 2008
Working capital	None	None
Total assets	(1.4%) or ($24) million	(3.0%) or ($70.1) million
Total liabilities	(2.4%) or ($24) million	(4.7%) or ($70.1) million
Earnings per unit	None	None
Net income	None	None
Cash flows	None	None

In addition, we note that the adjustment did not impact certain financial metrics that many users of our financial statements evaluate including distributable cash flow and EBITDA.

We adopted FSP FIN 39-1 in conjunction with the issuance of our first quarter 2009 Form 10-Q in February 2009. Upon adoption of this standard, we elected to change our accounting policy regarding the netting of assets and liabilities related to derivative instruments executed with the same counterparty under a master netting arrangement. This change in accounting policy was required to be presented retroactively. While not material, in conjunction with the issuance of our first quarter 2009 Form 10-Q, we adjusted our September 30, 2008 balance sheet included in the Form 10-Q to reflect the adoption of this standard.

Note 2. Summary of Significant Accounting Policies, page 97

7.

We note your response to comment 21 in our letter dated April 16, 2009. If material, in future filings please expand your proposed disclosure relating to the tanks owned by the Company that reside at customer locations to disclose separately

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June 17, 2009

the cost and carrying amount of property held for leasing and the related amount of accumulated depreciation as of the latest balance sheet presented as per the guidance in paragraph 23.b. of SFAS 13.

Response: Inergy respectfully acknowledges the Staff’s comment and, to the extent material, will include such disclosure in future filings with the Commission.

Note 3. Acquisitions, page 105

8.	In your response to comment 22 in our letter dated April 16, 2009, you indicate that you apply a 20 percent threshold to the significance tests specified by Regulation S-X Rule 1-02(w) as a starting point in determining whether an acquisition is quantitatively material for purposes of assessing materiality under SFAS 141. Please note that the thresholds specified in Regulation S-X, Rules 3-05 and 11 are provided for the purposes of determining whether an acquisition is sufficiently material to require registrants to provide audited historical financial statements of the acquired business and pro forma financial statements giving effect to the acquisition. Since Rules 3-05 and 11 of Regulation S-X require a significant amount of information to be provided to investors concerning the acquired business, the threshold triggering the requirement to provide this information is relatively high. However, the disclosure requirements of SFAS 141 are significantly less than those of Rules 3-05 and 11 of Regulation S-X, and therefore we believe the threshold for providing the SFAS 141 disclosures is correspondingly lower. The threshold for providing the information contemplated by paragraphs 54 and 55 of SFAS 141 would be based on materiality, which in this context would ordinarily be defined as the point at which an investor would consider the impact of these acquisitions on your financial position, results of operations, and liquidity to be important to an investment decision. This point likely would be substantially lower than the 20 percent change the company is using currently as a starting point for its determination of quantitative materiality. In support of this view, we note that the definition of a “significant subsidiary” set forth in Rule 1-02(w) of Regulation S-X uses a 10 percent threshold as the point at which a subsidiary is considered significant. If you continue to believe that your acquisitions were not “material” enough to warrant the disclosures under SFAS 141, please provide us with a more detailed explanation of how you reached this conclusion, including how you considered the aggregate purchase price of your acquisitions as compared to your total assets at September 30, 2007 and how you considered the fiscal 2007 results of the acquired businesses as compared to your own fiscal 2007 results. Alternatively, please confirm to us that you will revise your disclosures in future filings to provide all of the disclosures required by paragraphs 51 through 57 of the SFAS 141 and to specifically provide the disclosures required by paragraphs 54 and 55 of SFAS 141.

Response: Inergy respectively acknowledges the Staff’s comments and will use all the quantitative and qualitative factors for considering the materiality of the required disclosures of FAS 141. In particular, we note that each of the Rule 1-02(w) metrics for our 2008 acquisitions, when calculated individually, were less than 10%.

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June 17, 2009

	Asset Test	Investment Test	Income Test
Acquisition #1	*	*	*
Acquisition #2	2%	2%	*
Acquisition #3	*	*	*
Acquisition #4	*	*	*
Acquisition #5	1%	3%	4%
Acquisition #6	*	*	*
Acquisition #7	*	*	*
Acquisition #8	2%	7%	4%

*	less than 1%

As noted in our previous response, we do not believe there were any qualitative factors that would lead us to conclude that any of our 2008 acquisitions were material. Accordingly, the disclosures required by paragraphs 51 through 57 of SFAS 141 were not provided.

Note 6. Long-Term Debt, page 109

9.	We reviewed your response to comment 26 in our letter dated April 16, 2009 along with your proposed revised disclosure. Please confirm to us that you will also provide the disclosures required by Rule 3-10(i)(9) & (10) and Rule 4-08(e)(3) of Regulation S-X, in future filings. If you do not believe that this guidance is applicable to you, please explain this to us in detail.

Response: Inergy does not believe that the disclosures required by Rule 3-10(i)(9) & (10) and Rule 4-08(e)(3) of Regulation S-X are applicable to Inergy because there are no significant restrictions on the ability of Inergy or any guarantor to obtain funds from Inergy’s subsidiaries by dividend or loan. Additionally, Inergy does not have any investments accounted for by the equity method. However, in future filings, to the extent applicable, Inergy confirms that it will provide the disclosures required by Rule 3-10(i)(9) & (10) and Rule 4-08(e)(3) of Regulation S-X.

Note 8. Partners’ Capital, page 113

Long Term Incentive Plan, page 115

10.	We reviewed your response to comment 27 in our letter dated April 16, 2009 along with your proposed revised disclosure. In future filings, please expand your disclosure to also provide the number of restricted units for (a) those nonvested at the beginning of the year; (b) those nonvested at the end of the year and those (c) granted, (d) vested, or (e) forfeited during the year. Also for each year for which an income statement is provided, please disclose the total fair value of restricted units vested during each period. Refer to paragraph A240(c) of SFAS 123(R).

Response: Inergy respectfully acknowledges the Staff’s comment and will include such disclosure in future filings with the Commission.

Securities and Exchange Commission

June 17, 2009

Form 10-K of Inergy Holdings, L.P. for Fiscal Year Ended September 30, 2008

11.	Please comply with the above comments, as applicable.

Response: Inergy Holdings respectfully acknowledges the Staff’s comment and, to the extent applicable, will include disclosures to address the Staff’s comments in future filings with the Commission.

Financial Statements, page 93

Consolidated Statements of Operations, page 95

12.	We note you recognized an $80.6 million gain on issuance of units in Inergy, L.P. during fiscal 2007. Your description in Note 9 says that on April 25, 2007 the Inergy special units that were issued in August 2005 to Inergy Holdings, L.P. were converted into 919,349 common units and upon this conversion, Inergy no longer had a class of equity securities that had distribution rights over any other class of equity interests. You say that as a result, in accordance with Staff Accounting Bulletin No. 51 (SAB No. 51), Holdings recognized the previously deferred gains resulting from issuances of Inergy common units to third parties at a unit price that exceeded the current carrying value of the Company’s investment in Inergy common units. Please tell us when the shares related to these gains were issued along with the price per share and the total dollar amount and the nature of the consideration received in connection with each issuance. Please tell us the percentage of Holdings ownership of Inergy both before and after the transactions. Tell us the carrying value of Holdings investment at the transaction dates and how the gains were computed. Provide an analysis of the basis in GAAP for recording a gain of $80.6 million. We note that the Inergy common units have not been converted but the securities that the common units had a preference in distribution or liquidation rights over have been converted. We also note that there continue to be incentive distribution rights outstanding. Please tell us how you considered these rights in your analysis. Please also tell us how you determined that realization of the previously deferred gains was reasonably assured. Please provide similar information for the SAB No. 51 gain recognized during fiscal 2009.

Response: Staff Accounting Bulletin No. 51 (“SAB 51”), “Accounting for Sales of Stock by a Subsidiary,” in certain circumstances, permits a parent company to recognize a gain and adjust the carrying value of its ownership of a subsidiary when the subsidiary sells additional equity interests in a public or private offering. Inergy Holdings had previously recognized non-cash gains equal to the increase in the value of its investment in Inergy when Inergy issued additional common units to third parties at a unit price that exceeded the current carrying value of Inergy Holdings’ investment in Inergy. However, at the Joint Meeting with the AICPA SEC Regulations Committee and the Staff on September 25, 2002 (the “Joint Meeting”), the Staff clarified that gain recognition under SAB 51 does not apply when the subsidiary is a partnership with multiple classes of equity that sells a class of equity securities that has preferences in liquidation or distribution rights over any other class of equity security. At the Joint Meeting, the

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Staff also referred to the response to Question 3 of SAB Topic 5-H, which indicates that it is not appropriate to recognize a gain on the sale of convertible securities other than common stock before the conversion and only provided that realization of the gain is reasonably assured. Because Inergy had both subordinated (senior and junior) and special units, over all of which the common units had preferences, Inergy Holdings had deferred gains resulting from the issuance of common units until April 25, 2007 when the conversion of the remaining special units occurred and realization of the previously deferred gain was reasonably assured. The determination that the gain was reasonably assured was based on the availability of Inergy units on the NASDAQ coupled with current and expected distributions on such units.

With respect to Inergy’s consideration of the holders of the incentive distribution rights (“IDR”) in its SAB 51 accounting, we note that (i) IDR holders do not have any preferences in liquidation and (ii) IDR holders do not participate in any distributions that common unitholders do not also participate in. As such, the presence of IDRs does not impact our SAB 51 accounting.

Inergy Holdings recognizes all gains on transaction subsequent to April 25, 2007 on the date of the transaction if realization is determined to be reasonably assured.

The following is a description of the mechanics of recording a SAB 51 gain:

(1)	Inergy Holdings’ percentage ownership of Inergy before the issuance of the new Inergy units is multiplied by the Inergy equity balance to arrive at an adjusted value for Inergy Holdings’ share of Inergy’s equity before the issuance of the new Inergy units.

(2)	The net proceeds from the issuance are added to the value of Inergy’s equity balance to arrive at Inergy’s equity balance after the issuance of the new Inergy units.

(3)	Inergy Holdings’ percentage ownership of Inergy after the issuance is multiplied by the Inergy equity balance in paragraph (2) above to arrive at the value of Inergy Holdings’ share of Inergy’s equity after the issuance of the new Inergy units.

(4)	The value of Inergy Holdings’ share of Inergy’s equity before the issuance of the new Inergy units is subtracted from the value of its share after the issuance to arrive at the SAB 51 gain or loss amount.

(5)	The SAB 51 gain or loss amount is then recorded on the books of Inergy Holdings and presented as a separate line in the financial statements.

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June 17, 2009

The following is an example that illustrates the application of the mechanics of recording a SAB 51 gain:

On September 20, 2005, Inergy issued 6,500,000 common units at a price of $28.90. Net cash proceeds from this offering were $180.2 million. The calculation of Inergy Holdings’ SAB 51 gain resulting from this transaction is as follows:

•	Inergy’s equity balance at June 30, 2005 was $477.1 million.

•	Activity affecting Inergy’s equity from July 1, 2005 through the September 20, 2005 issuance date consisted of:

•	distributions of $19.9 million;

•	net loss earned for 81 out of the 92 days in the quarter of $(2.8) million; and

•	foreign currency translation and other OCI amounts earned for 81 out of the 92 days in the quarter of $3.9 million.

•	Inergy’s equity balance prior to the issuance of units was:

$477.1	million
(19.9)	million
(2.8)	million
3.9	million

$458.3	million

•	Multiply this amount by Inergy Holdings’ percentage ownership of Inergy before the issuance to arrive at Inergy Holdings’ share of Inergy equity before the issuance:

$458.3 million x 12.762% = $58.5 million

•	Add the net proceeds from the issuance to Inergy’s equity balance prior to the issuance of the units to arrive at Inergy’s equity balance after the issuance:

$458.3	million
180.2	million

$638.5	million

•	Multiply this amount by Inergy Holdings’ percentage ownership of Inergy after the issuance to arrive at Inergy Holdings’ share of Inergy equity after the issuance:

$638.5 million x 10.680% = $68.2 million

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•	Subtract Inergy Holdings’ share of Inergy’s equity before the issuance of the new Inergy units from the value of its share after the issuance to arrive at the amount of SAB 51 gain:

$68.2	million	SAB 51 gain
(58.5)	million

$ 9.7	million

The following transactions resulted in the $80.6 million in deferred SAB 51 gains that Inergy Holdings recognized in the third quarter of fiscal year 2007. Note that the proceeds from the issuance of the units consisted of either cash or the assets of the acquired company. Each of the transactions detailed below was calculated in the same manner described above.

SAB 51 gain recorded by Inergy Holdings (in millions)

• Inergy’s IPO July 26, 2001	$14.8
• IPCHA acquisition offering December 20, 2001	5.3
• Inergy public offering June 24, 2002	3.8
• Inergy public offering March 3, 2003	2.2
• United acquisition offering July 31, 2003	3.0
• Inergy public offering January 14, 2004	7.8
• Inergy public offering August 27, 2004	6.7
• Inergy public offering December 17, 2004	8.1
• Inergy public offering December 22, 2004	8.7
• Inergy public offering January 4, 2005	1.1
• Inergy public offering September 20, 2005	9.7
• Inergy public offering October 7, 2005	1.1
• Inergy public offering June 28, 2006	3.4
• Inergy public offering February 22, 2007	4.6
• Various smaller offerings/options exercised	0.3

$80.6

Securities and Exchange Commission

June 17, 2009

Fiscal 2009 SAB 51 gain:

The methodology for calculating SAB 51 gains/losses in fiscal 2009 is the same as discussed above. The gain of $3.2 million recognized during the six months ended March 31, 2009 consisted primarily of the gain that resulted from Inergy’s issuance of 4,000,000 common units on March 27, 2009 at a price of $22.30 per share. The SAB 51 gain resulting from this issuance was calculated as follows:

•	Inergy’s equity balance at December 31, 2008 was $620.6 million.

•	Activity affecting Inergy’s equity from January 1, 2009 through the March 27, 2009 issuance date consisted of:

•	distributions of $44.4 million;

•	net income earned for 86 out of the 90 days in the quarter of $87.2 million;

•	restricted units vested of $1.9 million; and

•	foreign currency translation and other OCI amounts earned for 86 out of the 90 days in the quarter of $51.6 million.

•	Inergy’s equity balance prior to the issuance of units was:

$620.6	million
(44.4)	million
87.2	million
1.9	million
51.6	million

$716.9	million

•	Multiply this amount by Inergy Holdings’ percentage ownership of Inergy before the issuance to arrive at Inergy Holdings’ share of Inergy equity before the issuance:

$716.9 million x 10.068% = $72.2 million

•	Add the net proceeds from the issuance to Inergy’s equity balance prior to the issuance of the units to arrive at Inergy’s equity balance after the issuance:

$716.9	million
85.7	million

$802.6	million

•	Multiply this amount by Inergy Holdings’ percentage ownership of Inergy after the issuance to arrive at Inergy Holdings’ share of Inergy equity after the issuance:

$802.6 million x 9.341% = $75.0 million

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June 17, 2009

•	Subtract Inergy Holdings’ share of Inergy’s equity before the issuance of the new Inergy units from the value of its share after the issuance to arrive at the SAB 51 gain amount:

$75.0	million	SAB 51 gain
(72.2)	million

$ 2.8	million

Detail of transactions:

The following transactions resulted in the $3.2 million SAB 51 gain that Inergy Holdings recognized in the six months ended March 31, 2009:

SAB 51 gain recorded by Inergy Holdings (in millions)

• Blu-Gas acquisition October 1, 2008	$0.3
• Inergy restricted units vest February 4, 2009	0.1
• Inergy offering March 27, 2009	2.8

$3.2

*****************

Securities and Exchange Commission

June 17, 2009

Inergy, L.P. and Inergy Holdings, L.P. acknowledge that (i) they are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comment or changes to disclosure in response to Staff comment do not foreclose the Commission from taking any action with respect to the filing and (iii) they may not assert Staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Should the Staff have any questions or comments, please contact the undersigned at 816-842-8181 or Gillian Hobson of Vinson & Elkins at 713-758-3747.

Sincerely,

INERGY, L.P.

By:	Inergy GP, LLC, its Managing General Partner

By:	/s/ Stanley A. Ross
Name:	Stanley A. Ross
Title:	Vice President—Corporate Controller

INERGY HOLDINGS, L.P.

By:	Inergy Holdings GP, LLC, its General Partner

By:	/s/ Stanley A. Ross
Name:	Stanley A. Ross
Title:	Vice President—Corporate Controller

cc:	Gillian A. Hobson, Esq.
Vinson & Elkins L.L.P.
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